UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Director Appointment

On September 20, 2024, upon recommendation of the Nominating and Corporate Governance Committee of the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”), the Board appointed Stephen Welch to serve as a director of the Company, effective immediately.

Mr. Welch joins the Board as an independent, non-executive director. He has over 30 years' experience working for financial sponsors and investors at the Executive, Chair or non-executive director level and comes with extensive capital raise, investment strategy and refinancing experience across several sectors including energy, media, insurance, infrastructure, and technology globally. Mr. Welch has held board seats on various companies and previously has also been a partner at McGrathNicol (a former division of KPMG) and a Senior Managing Director at FTI Consulting.

Mr. Welch’s appointment was proposed by Stephen Fitzpatrick pursuant to Mr. Fitzpatrick’s director appointment rights set forth in the Company’s amended and restated memorandum and articles of association. Pursuant to a remuneration arrangement between Mr. Fitzpatrick, the Company’s current majority shareholder and a director of the Company, and Mr. Welch, a portion of Mr. Welch’s compensation for his services rendered as a director the Company (including as a member of any committee of the Board) will be paid by Mr. Fitzpatrick.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: September 20, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer